UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2023

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X            Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, 'may', ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the company's 2022 Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 20 June 2023, prepared by WPP plc.

FOR IMMEDIATE RELEASE	20 June 2023

WPP PLC ("WPP")

WPP invests in diversity-focused creative agency Majority

WPP today announces the acquisition of a 30% stake in Majority, the US-based creative agency that combines a multicultural talent model with award-winning general marketing capabilities.

Majority was founded in 2021 by CEO Omid Farhang and Hall of Fame athlete-turned mogul Shaquille O'Neal, alongside Chief Strategy Officer Asmirh Davis and Chief Marketing Officer Jorge Hernandez. In 2022, the agency's leadership team added Chief Culture and Innovation Officer Brandon Butler.

Majority's key clients to date include The Coca-Cola Company, the NBA G League and Match Group. In 2022, it was named Adweek's Breakthrough Agency of the Year and Ad Age's Small Agency Newcomer of the Year. Majority was also named among Fast Company's most innovative companies, alongside WPP and Ogilvy.

The strategic partnership between WPP and Majority will create a compelling and differentiated offer to the current and prospective clients of both companies. Majority specialises in "disruptive creativity that moves culture" across services including advertising, strategic planning, digital, branded entertainment, design, product innovation, experiences, art and activism.

The agency has a diversity-led approach to hiring and developing talent based on the premise that greater diversity is a competitive advantage for creating impactful marketing that lands in culture. All of Majority's C-suite and more than 75% of its employees represent the BIPOC and LGBTQ+ communities.

Majority is based in Atlanta, an important centre for WPP as the base for a growing number of clients and a hot bed of creative talent. The agency will make use of WPP's new campus in the city, which opened its doors this month.

Omid Farhang, founder and CEO of Majority, said: "Our first chapter was about creating fertile ground for a more diverse talent mix to do the best work of their lives. Our next chapter wants to be about expanding opportunity through scale, and with its global reach, leading capabilities and commitment to creativity, WPP is the ultimate partner to help us author it."

Mark Read, CEO of WPP, said: "We have been really impressed by the vision, market positioning and trajectory of Majority since its launch in 2021 and we are delighted to become strategic partners in the agency. We're excited to be working with Omid and the team as they continue to do great work and change our industry."

Further information
Niken Wresniwiro, WPP
+44 (0)20 7282 4600 / +44 7876 005 4891
niken.wresniwiro@wpp.com

Martina Suess, WPP
+1 917-456-5049
martina.suess@wpp.com

Steve Sapka, Majority
305-479-5208
Steve@SapkaComm.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

About Majority
Majority is the award-winning creative agency co-founded in 2021 by Shaquille O'Neal and Omid Farhang. Majority combines a multicultural talent model with general market capabilities, on the belief that diversity is the ultimate competitive advantage for ideas that land in culture. To learn more about Majority, visit majorityagency.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 20 June 2023.	By: ______________________
Balbir Kelly-Bisla
Company Secretary